

Mail Stop 4631

February 2, 2018

<u>Via E-Mail</u>
Clem A. Yeboah
Chief Executive Officer
KYN Capital Group, Inc.
535 Fifth Ave., 4th Floor
New York, NY 10017

> **Re: KYN Capital Group, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed January 17, 2018**
> **File No. 024-10772**

Dear Mr. Yeboah:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 8, 2018 letter.

<u>Form 1-A: Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings</u>

1. We note that you have checked the box "no" when answering the question "Will the issuer be conducting a best efforts offering?" Please revise to check the box that this is a best efforts offering or explain to us why you are not required to do so.

<u>Investors in this Offering will experience immediate and substantial dilution, page 13</u>

2. Disclosure that investors in the offering will own 77.6% of your outstanding shares if all shares are sold appears to be in error, since you are offering 3,000,000,000 shares, as compared to only 54,011,699 shares currently outstanding. Please revise to provide a

correct percentage, and review and revise related or similar disclosures elsewhere in your offering statement to provide correct information.

Distribution, page 21

3. Please outline and clarify the plan of distribution of securities in the offering. For example, explain how the securities will be offered and by whom, and if true, that this offering is conducted on a best efforts basis without the use of any underwriter or placement agent. Clarify the role of the escrow agent as well, since disclosure on your cover page indicates that there is no minimum offering and that upon approval of a subscription you will immediately deposit the funds into the company's bank account and use such proceeds. We note that you have already addressed other matters such as how you priced the offering, investment limitations, the offering period and procedures for investors to follow to subscribe for shares in the offering. Please also file a copy of the subscription agreement to be used in connection with the purchase of shares in the offering. See Item 2(4) of Part III of Form 1-A.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        John E. Lux, Esq.